# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Therapeutics, Inc., CIK 0001697532
CUSIP: 03828A101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 545 Fifth Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-19-032050
Filed by CIK 0001035443

## Reporting persons
- Alexandria Real Estate Equities, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,500,000; sole dispositive power 0; shared dispositive power 6,500,000; aggregate amount beneficially owned 6,500,000 (4.3% of the class)
- Alexandria Venture Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,450,000; sole dispositive power 0; shared dispositive power 4,450,000; aggregate amount beneficially owned 4,450,000 (3% of the class)
- Alexandria Equities No. 7, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (1.4% of the class)

## Item 1. Issuer
Name of issuer: Applied Therapeutics, Inc.
Address of issuer's principal executive offices: 545 Fifth Avenue, New York, NY, 10017.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Alexandria Real Estate Equities, Inc. ("ARE")
Alexandria Venture Investments, LLC ("AVI")
Alexandria Equities No. 7, LLC ("AE7")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
26 North Euclid Avenue
Pasadena, CA 91101
Citizenship:
ARE is incorporated in the State of Maryland
AVI is organized in the State of Delaware
AE7 is organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,500,000 shares of the Issuer's common stock issuable upon exercise of pre-funded warrants ("Pre-Funded Warrants") held directly by AVI that are currently exercisable; (ii) 2,950,000 shares of the Issuer's common stock issuable upon exercise of common stock warrants (the "Common Stock Warrants" and, collectively with the Pre-Funded Warrants, the "Warrants") held directly by AVI that are currently exercisable; and (iii) 2,050,000 shares of the Issuer's common stock issuable upon exercise of Common Stock Warrants held directly by AE7 that are currently exercisable.

Each of AVI and AE7 are indirect, wholly-owned subsidiaries of ARE and, accordingly, ARE may be deemed to share voting and dispositive power with AVI and AE7 with respect to the securities reported herein.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon upon 144,300,674 shares of common stock outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025, and giving effect to Warrants, as referenced herein.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of AVI and AE7 is the wholly owned subsidiary of ARE, which has the exclusive power to vote and dispose of shares directly owned by these subsidiaries.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G/A jointly, but not as members of a group, and each expressly disclaims membership in a group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G/A filed with the SEC on November 13, 2024).

## Signatures
- Alexandria Real Estate Equities, Inc.: /s/ Marc E. Binda, By Marc E. Binda, Chief Financial Officer and Treasurer (12/15/2025)
- Alexandria Venture Investments, LLC: /s/ Marc E. Binda, By Alexandria Real Estate Equities, Inc., managing member, By Marc E. Binda, Chief Financial Officer and Treasurer (12/15/2025)
- Alexandria Equities No. 7, LLC: /s/ Marc E. Binda, See Note 1 (12/15/2025)
Comment: Note 1: By ARE-Special Services, LLC, managing member, By Alexandria Real Estate Equities, L.P., its managing member, By ARE-QRS Corp., its general partner, By: Alexandria Real Estate Equities, Inc., its sole shareholder, By Marc E. Binda, Chief Financial Officer and Treasurer